EXHIBIT 12

EXXON MOBIL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2014	2013	2012	2011	2010
	(millions of dollars)

Income from continuing operations attributable to ExxonMobil	32,520	32,580	44,880	41,060	30,460
Excess/(shortfall) of dividends over earnings of affiliates
accounted for by the equity method	(358)	3	(1,157)	(273)	(596)
Provision for income taxes	18,015	24,263	31,045	31,051	21,561
Capitalized interest	121	148	(67)	(159)	(126)
Noncontrolling interests in earnings of consolidated subsidiaries	1,095	868	2,801	1,146	938
	51,393	57,862	77,502	72,825	52,237
Fixed Charges:
Interest expense - borrowings	157	137	117	77	28
Capitalized interest	344	309	506	593	532
Rental cost representative of interest factor	618	612	640	721	709
	1,119	1,058	1,263	1,391	1,269
Total adjusted earnings available for payment of fixed charges	52,512	58,920	78,765	74,216	53,506
Number of times fixed charges are earned	46.9	55.7	62.4	53.4	42.2